WILLIAM L. HUGHES	September 25, 2015	EMAIL WHUGHES@FENWICK.COM Direct Dial (415) 875-2479

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Amanda Ravitz, Assistant Director Brian Cascio, Accounting Branch Chief Mary Beth Bresllin, Senior Attorney Geoffrey Kruczek, Senior Attorney Julie Sherman, Senior Accountant

Re:	Adesto Technologies Corporation Registration Statement on Form S-1 Filed September 14, 2015 File No. 333-206940

Ladies and Gentlemen:

On behalf of Adesto Technologies Corporation (the “Company”), we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated September 24, 2015 (the “Letter”) with respect to the Registration Statement on Form S-1 (File No. 333-206940) initially confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 14, 2015 (the “Draft Registration Statement”) and initially filed by the Company with the Commission on September 14, 2015 (the “Registration Statement”). In addition, in this letter we further address Comment 20 contained in a letter dated July 21, 2015 (the “First Response Letter”) submitted in response to comments from the Staff received by letter dated June 10, 2015, relating to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter or the First Response Letter, as applicable, and the Staff’s comments are presented in bold italics.

The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

United States Securities and Exchange Commission

Division of Corporation Finance

September 25, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Revenue and Gross Margin, page 51

1.	We note your discussion on page 51 about the impact from the release of reserves on your gross margin. Since a write-down to inventory results in a new cost basis it is not clear what you mean by a release of inventory reserves. Please confirm that when you write-down inventory to the lower-of-cost-or-market you create a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Refer to FASB ASC 330-10-35-14 and SAB Topic 5BB. If the impact to cost of sales and gross margin relates to the sale of inventory that had previously been written-off please revise to clarify your discussion.

The Company hereby confirms to the Staff that when it writes-down inventory to the lower of cost or market it establishes a new cost basis that is not marked up based on subsequent facts and circumstances. In light of the Staff’s comment, the Company will revise the language on page 51 in its next amendment to the Registration Statement to clarify its disclosure with regard to release of inventory reserves and the impact from the sale of inventory that had been previously written off on cost of revenue and gross margin.

Financial Statements

Note 2. Inventories, page F-1

2.	We note your response to our prior comment 4. Please explain to us the nature of the inventory reserves, the reason for the reduction in reserves each quarter and how this is consistent with your accounting policy discussed in Note 1 on page F-11 of establishing a new cost basis. We note the significant reduction to reserves in your roll forward for the three months ended December 31, 2014.

The Company supplementally advises the Staff that the inventory reserves generally relate to excess and obsolete inventory and lower of cost or market adjustments. The Company reviews its inventory quantities and cost basis each quarter, by product, against its forecast of future sales. As a result of this review, should the Company determine that a product is obsolete, unit quantities on hand exceed forecasted future demand or a product has a cost basis in excess of market prices, the Company will record inventory write-downs against these products resulting in a new lower cost basis. Consistent with the Company’s policy, once a new lower cost basis for that inventory is established subsequent changes in facts and circumstances do not result in the restoration or increase in the new cost basis. Once the Company has written down inventory to a new lower cost basis, it reduces the inventory reserve only upon sale or disposal of the product.

United States Securities and Exchange Commission

Division of Corporation Finance

September 25, 2015

The Company further advises the Staff that the reason for the reduction in inventory reserves for each of the four quarters during the year ended December 31, 2014 was the Company’s physically scrapping previously reserved inventory.

Note 3. Fair Value Instruments, page F-17

3.	Please revise to update the inputs utilized for your level fair value measurements on page F-17 at June 30, 2015.

The Company supplementally advises the Staff that as of June 30, 2015 the Company performed a preferred stock warrant valuation using a probability-weighted expected return method (“PWERM”) as opposed to using the Black-Scholes option pricing model. The PWERM was selected due to the near term exit of the Company via an initial public offering or sale. The Company respectfully directs the Staff to pages F-17 and F-18 of the Registration Statement, where it has disclosed all of the significant inputs used in the PWERM. In light of the Staff’s comment, the Company will revise and clarify its disclosure on page F-17 of the Registration Statement when it files its next amendment to the Registration Statement.

Note 9. Common Stock, Common Stock Warrants and Stock Option Plan, page F-24

20.	Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated grant-date fair values of your common stock during the past twelve months and the estimated IPO price, please explain to us each significant factor contributing to the difference.

The Company supplementally advises the Staff that, on September 25, 2015, Needham & Company, LLC and Oppenheimer & Co. Inc., the lead underwriters for the Company’s proposed initial public offering, on behalf of the underwriters, advised the Company that, based on current market conditions, it anticipated that the underwriters would recommend to the Company a preliminary price range of $[A1] to $[A2] per share (the “Preliminary Price Range”), which takes into account an anticipated [A3] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”).

The Company supplementally advises the Staff that, during the last twelve months, the Company’s board of directors granted, in the aggregate, options to purchase 271,411, 2,169,000 and 4,802,518 shares of common stock on October 14, 2014, December 16, 2014 and April 29, 2015, respectively.

October and December 2014 Option Grants

The Company’s board of directors determined that the fair value of its common stock for awards granted on October 14, 2014 and December 16, 2014 was $0.05 per share or $[A4] per share after giving effect to the Reverse Stock Split. At the time of the grants on October 14, 2014 and December 16, 2014, the Company’s board of directors determined the fair value of the

United States Securities and Exchange Commission

Division of Corporation Finance

September 25, 2015

Company’s common stock to be $0.05 per share based in part on the most recent valuation report of its third-party independent valuation firm, which concluded that, as of December 31, 2013, the fair market value of the Company’s common stock was $0.05 per share. In addition to the valuation report, the board of directors carefully considered all relevant information, including the recent operating and financial performance of the Company and its progress in the development of its CBRAM technology platform, in determining the fair value of its common stock.

The difference between the grant-date fair values for the Company’s common stock as of October 14, 2014 and December 16, 2014 and the low end of the Preliminary Price Range is attributable to the fact that the Company had substantially lower revenues in 2014 relative to both its actual 2013 results and its initial outlook for 2014; in December 31, 2014 the Company was not in compliance with the financial covenants under its then-existing credit facility and it was necessary to either renegotiate the terms of its then-existing credit facility or procure new financing, neither of which was certain at the applicable date of grant. The Company further notes that the Company did not contemplate commencing an initial public offering process at either grant date.

April 2015 Option Grants

The Company’s board of directors determined that the fair value of its common stock for awards granted on April 29, 2015 was $0.10 per share or $[A5] per share after giving effect to the Reverse Stock Split. At the time of the grants on April 29, 2015, the Company’s board of directors carefully considered all relevant information available to it, including the fact that the Company was preparing to submit a draft registration statement for its initial public offering and the most recent valuation report of its third-party independent valuation firm (the “Q1’15 Valuation Report”), which concluded that, as of March 31, 2015, the fair market value of the Company’s common stock was $0.10 per share. The board of directors determined that there were no material changes in the Company’s business since March 31, 2015, or in the assumptions upon which the Q1’15 Valuation Report was based, that affected the fair value of its common stock.

The difference between the grant-date fair values for the Company’s common stock as of April 29, 2015 and the low end of the Preliminary Price Range is attributable to the fact that the Company had yet to make an initial filing of a draft registration statement and was pursuing a “dual track” strategy, which could have resulted in a sale of the Company. The possibility of a sale of the Company had a significant impact on the board of directors’ determination due to the significantly lower value common shareholders would receive under that scenario than in an initial public offering. Had the Company not given consideration to a sale scenario, the Q1’15 Valuation Report indicated a fair value in an initial public offering scenario of approximately $0.265 per share or $[A6] per share, which includes a lack of marketability discount of 10% to 15%.

The information identified as [A1], [A2], [A3], [A4], [A5] and [A6] in the Company’s response to the Staff’s comment are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

United States Securities and Exchange Commission

Division of Corporation Finance

September 25, 2015

* * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2479 or, in my absence, Mark Leahy at (650) 335-7682.

Sincerely,

/s/ William L. Hughes

William L. Hughes

Exhibits:

Attachment A (provided under separate cover)

cc:	Via E-mail

Narbeh Derhacobian

Ron Shelton

Gabriella Lombardi, Esq.

Mark A. Leahy, Esq.